BY FACSIMILE AND EDGAR TRANSMISSION
February 5, 2007
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mellanox Technologies, Ltd. Registration Statement on Form S-1 (File No. 333-137659)
Dear Sir/Madam:
     In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the underwriters, hereby join in the request of Mellanox Technologies, Ltd. that the effective date for the above-referenced registration statement be accelerated so that it be declared effective at 4:30 p.m. (Eastern Standard Time), on February 7, 2007, or as soon thereafter as practicable.
     Pursuant to Rule 460 under the Securities Act, we advise you that copies of the preliminary prospectus, dated January 22, 2007, relating to the above-referenced offering have been distributed as follows during the period of January 22, 2007 through February 5, 2007:
     9,020 copies distributed to prospective underwriters, institutional investors, dealers and others.
     We also wish to advise you that the underwriters have complied with and will continue to comply with the requirements regarding the distribution of preliminary prospectuses and final prospectuses set forth in Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
Very truly yours,

Credit Suisse Securities (USA) LLC		J.P. Morgan Securities Inc.

By:	/s/ Ernest H. Ruehl, Jr.	By:	/s/ Michael Millman

Name:	Ernest H. Ruehl, Jr.	Name:	Michael Millman
Title:	Managing Director	Title:	Managing Director